SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                  Amendment No.
                                    --------
                              ASM International NV
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                                (Name of Issuer)

                   Common Stock, par value Euro 0.4 per share
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                         (Title of Class of Securities)

                                    N07045102
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                                 (CUSIP Number)

                Mellon HBV Alternative Investment Strategies LLC
                           200 Park Avenue, Suite 5400
                             New York, NY 10166-3399
                                 (212) 922-8200
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 24, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         CUSIP No. N07045102
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         1        NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Mellon HBV Alternative Strategies LLC
                  I.R.S. No.:  13-4050836
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         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)   (b)
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         3        SEC USE ONLY
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         4        SOURCE OF FUNDS*
                  WC
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         5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)
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         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
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         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
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         7        SOLE VOTING POWER
                  3,264,036
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         8        SHARED VOTING POWER
                  0
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         9        SOLE DISPOSITIVE POWER
                  3,264,036
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         10       SHARED DISPOSITIVE POWER
                  0
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         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                  3,264,036
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         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (see Instructions)
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         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  6.19 %
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         14       TYPE OF REPORTING PERSON (see Instructions)
                  IA
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     Introduction:  The Reporting Person, a registered  investment  advisor,  is filing this Schedule 13D to disclose that, on behalf of affiliated investment funds and separately managed accounts over which it exercises discretionary authority, it beneficially owns in excess of 5% of the Common Stock of the Issuer. The Schedule 13D includes as exhibits correspondence with the Issuer during the period March 15, 2006 to March 28, 2006. Asserting its rights as a shareholder, Reporting Person has requested that a number of proposals be added to Issuer's agenda of the Annual General Meeting of Shareholders scheduled for May 18, 2006. Such proposals include that Issuer's shareholders consider the divestiture or split off by Issuer of its back-end activities, which the Reporting Person believes would be in the interest of the Issuer and its enterprises and would result in improved shareholder value. Reporting Person believes the Issuer's Shareholders can and should vote upon a binding resolution at the Annual General Meeting reflecting their view on such a possible course of action. The Reporting Person also seeks a satisfactory response from the Issuer as to whether or not the Issuer qualifies as a "structurregime" and if so, why it has not adopted that business model. See Exhibits A and B to this Schedule 13D.

     On March 27, 2006 the Reporting Person received from the Issuer a letter responding to the proposals presented by the Reporting Person in its letters of March 15 and 17 in which the Reporting Person was informed that some of its proposals would be presented for discussion purposes only, and not be presented to the shareholders for a vote at the Issuer's May 18, 2006 Annual General Meeting. Issuer's letter of March 27 appears as Exhibit C to this Schedule 13D.

     On March 28, 2006 in response to the Issuer's letter of March 27, 2006, the Reporting Person re-asserted its rights as a shareholder of the Issuer and demanded that the Issuer put before the shareholders at the Annual General Meeting the proposals from its letters of March 15 and March 17. See Exhibit D to this Schedule 13D. Item 1. Security and Issuer.

         Security: Common Stock par value Euro 0.4 per share

         Issuer's Name and Address.
         ASM International N.V.  (the "Issuer")
         JAN VAN EYCKLAAN 10,
         3723 BC BILTHOVEN, THE NETHERLANDS

         A corporation organized under the laws of the Netherlands

Item 2.  Identity and Background.

     (a) Mellon HBV Alternative Strategies LLC.

     (b) The Reporting Person is a Delaware limited liability company with its principal executive offices located at 200 Park Avenue, Suite 5400, New York, NY 10166-3399.

     (c) The Reporting Person is a registered investment adviser under the Investment Adviser Act of 1940. Mellon HBV Alternative Strategies UK Limited is a sub-advisor to the Reporting Person.

     (d, e) During the last five years neither the Reporting Person, nor, to the best of its knowledge, any of its directors or executive officers, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is organized under the laws of Delaware.

Item 3.  Source and Amount of Funds or Other Consideration.

     The Reporting Person used funds from the working capital for purposes of effecting the transaction reported herein. The aggregate purchase price paid by the Reporting Person for the Shares was approximately Eur 49,678,187 (approximately US$ 59,613,824).


Item 4.  Purpose of Transaction.

     The Reporting Person acquired Common Stock of the Company for investment purposes. The Reporting Person will evaluate its investment in the Company from time to time and act accordingly. The Reporting Person is filing the Schedule 13D to disclose its holdings in the Issuer and to disclose correspondence with the Issuer requesting a proposal be added to the agenda of the Annual General Meeting of Shareholders scheduled for May 18, 2006 regarding the application of "structuuregime" and Best Provision IV.1.1. of the Tabaksblat Code.

Item 5.  Interest in Securities of the Issuer.

          (a) As of March 24 2006, it may be deemed that, on behalf of affiliated investment funds and separately managed accounts over which it exercises discretionary authority, the Reporting Person beneficially owns 3,264,036 shares of the Issuer's Common Stock (the "Shares"), representing approximately 6.19% of the outstanding Common Stock (based on 52,678,952 shares outstanding as reported by the Issuer, on its Annual Report on Form 20-F for its fiscal year ended December 31, 2005).

          (b) The Reporting Person has sole power to vote or direct the vote and sole power to dispose and to direct the disposition of the Shares.

          (c) The information set forth below provides information regarding the Reporting Person's purchase of Issuer's Stock for the past 60 days:

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             Number of        PRICE per share in
    DATE       Shares               Euros
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    01/16/06      20,000              14.1000
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    01/17/06      32,273              13.9318
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    01/17/06      75,000              13.9767
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    01/18/06     225,000              13.5989
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---------------------------------------------
    01/18/06     160,000             13.6138
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---------------------------------------------
    01/19/06      10,415             13.7496
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---------------------------------------------
    01/23/06      39,017             13.5818
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---------------------------------------------
    01/24/06      12,906             13.4300
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---------------------------------------------
    01/25/06       5,115             13.5921
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    01/25/06      93,934             13.6766
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    01/27/06      75,000              14.8600
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---------------------------------------------
    01/27/06      20,000             14.8350
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    02/07/06      75,222             14.9244
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    02/07/06      26,000              14.9038
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    02/08/06     135,000             15.0056
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    02/09/06      25,000             15.2876
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    02/10/06     112,500             15.4269
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    02/10/06      75,000             15.4100
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    02/13/06      22,200             15.5605
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    02/14/06      22,275             15.5929
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    02/14/06      70,000             15.5900
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    02/16/06      25,036             15.8224
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    02/16/06      25,000             15.8000
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    02/16/06      25,000             15.8196
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    02/17/06     150,347             15.8625
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    02/20/06     100,000             16.0150
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    02/20/06      62,043             16.0051
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    02/21/06      50,000             16.0750
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    02/21/06      30,000             16.1900
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    02/21/06      58,972             16.0750
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    03/07/06      25,000             15.2300
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    03/07/06      60,000              15.3835
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    03/08/06      88,531             15.3504
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    03/09/06      16,828              15.5000
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    03/13/06       2,337             15.4600
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    03/16/06      40,700             15.6777
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    03/16/06     107,000              15.6262
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    03/17/06     150,000              15.3672
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    03/20/06      15,000              15.5300
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    03/20/06      50,000              15.6400
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    03/20/06      76,616              15.4864
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    03/24/06      46,000              16.0226
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    03/24/06      50,000               16.040
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    03/27/06       3,000                16.14
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    03/27/06      10,995              16.1458
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    03/28/06      40,000               16.065
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    03/28/06      40,000               16.082
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    03/28/06      50,000                16.10
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         (d) Not applicable.


         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Item 7, below.

Item 7.  Material to be Filed as Exhibits.

     Exhibit A: Letter dated March 15, 2006 to Issuer from the Reporting Person's affiliate Mellon HBV Alternative Strategies UK Limited.

     Exhibit B: Letter dated March 17, 2006 to Issuer from the Reporting Person's affiliate Mellon HBV Alternative Strategies UK Limited.

     Exhibit C: Letter dated March 27, 2006 from Issuer to the Reporting Person.

     Exhibit D: Letter dated March 28, 2006 from the Reporting Person in response to the Issuer's letter of March 27, 2006.

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 29, 2006

         Mellon HBV Alternative Strategies LLC,
         a Delaware Limited Liability Company

         By: /s/ William F. Harley
         --------------------------------
         William F. Harley III
         Chief Investment Officer